Exhibit (a)(1)(H)

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                      CONTACT: Kathy Fern
October 15, 2001                                                    804-217-5800


                               DYNEX CAPITAL, INC.
                   ANNOUNCES RESULTS OF CASH TENDER OFFERS FOR
                          SHARES OF ITS PREFERRED STOCK


         Dynex Capital, Inc. (NYSE: DX) announced today the results of its tender offers to purchase for cash shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock that expired on Wednesday, October 10, 2001. Based on a preliminary count by the depositary, the Company expects to purchase for cash approximately 114,933 shares of its Series A Preferred Stock from shareholders at a price of $16.80 per share, approximately 169,919 shares of its Series B Preferred Stock from shareholders at a price of $17.15 per share, and approximately 201,665 shares of its Series C Preferred Stock from its shareholders at a price of $21.00 per share, all under the terms of the tender offer.

         The tender offers commenced on September 6, 2001 and the Company had offered to purchase up to 212,817 shares of its Series A Preferred Stock, up to 297,746 shares of its Series B Preferred Stock, and up to 304,757 shares of its Series C Preferred Stock. Due to the tender offers for each respective series of preferred stock being under-subscribed, the Company will purchase all of the shares validly tendered in the tender offer, without proration. The exact number of shares to be purchased will be determined upon final review of the validity of all tender offer documents received from holders. Payment for shares properly tendered and accepted will be made as soon as practicable.

         Based on the number of outstanding shares immediately prior to the commencement of the tender offers, the shares tendered represent approximately 10% of the Series A Preferred Stock outstanding, approximately 11% of the Series B Preferred Stock outstanding, and approximately 13% of the Series C Preferred Stock outstanding.

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

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